August 9, 2006

Mail Stop 4561

Steven E. Curd
President and Chief Executive Officer
VantageMed Corporation
11060 White Rock Road, Suite 210
Rancho Cordova, CA 95670


      Re:	VantageMed Corporation
		Post-effective amendment No.2 to Form S-2 on Form SB-2
      Filed July 12, 2006
		File No. 333-123915


Dear Mr. Curd:


	We have reviewed the above amendment and have the following comments in that regard.


Post-Effective Amendment No. 2 to Form S-2 on Form S-1
Selling Stockholders, page 12
1. Please clarify whether the Messrs. Goldblatt have voting and/or dispositive power over the shares of stock held or to be held by S Squared Technology, LP. Please also disclose, if applicable, any broker-dealer affiliation or advise us supplementally if there is none.


Part II
Item 26. Recent Sales of Unregistered Securities, page 81
2. Please disclose all sales of unregistered securities for the past three years. See Item 701 of Regulation S-B.



Item 27. Exhibits
3. Please file a currently dated opinion of counsel as to the legality of the shares being offered.

**********************************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


      Please contact Hugh Fuller at (202) 551-3853 or me at (202)
551- 3730 with any other questions.

      					Sincerely,


      					Barbara C. Jacobs
      					Assistant Director

CC:	Kevin A. Coyle
	DLA Piper Rudnick Gray Cary US LLP
	400 Capitol Mall, Suite 2400
	Sacramento, CA 95814-4428
	Facsimile no. (916) 930-3201
Steven F. Curd
VantageMed Corporation
August 9, 2006
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